UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)

ReWalk Robotics Ltd.
(Name of Issuer)

Ordinary shares, par value NIS 0.25
(Title of Class of Securities)

M8216Q200
(CUSIP Number)

Christopher P. Davis
Kleinberg, Kaplan, Wolff & Cohen, P.C.
500 Fifth Avenue
New York, NY 10110
(212) 986-6000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 7, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

1	NAME OF REPORTING PERSONS Lind Global Fund II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [x]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 4,568,050(1)
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,568,050(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,568,050(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7%(1)
14	TYPE OF REPORTING PERSON (See Instructions) PN
(1) The reporting person owns 614,251 warrants to purchase Ordinary Shares (“Warrants”) which are freely exercisable, but, due to provisions limiting the holder’s ability to exercise the Warrants if such exercise would cause the holder to beneficially own greater than 9.99% of the Company, the reporting person’s beneficial ownership of the Warrants is excluded.

1	NAME OF REPORTING PERSONS Lind Global Fund II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [x]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 4,568,050(1)
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,568,050(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,568,050(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7%(1)
14	TYPE OF REPORTING PERSON (See Instructions) OO
(1) The reporting person owns 614,251 Warrants which are freely exercisable, but, due to provisions limiting the holder’s ability to exercise the Warrants if such exercise would cause the holder to beneficially own greater than 9.99% of the Company, the reporting person’s beneficial ownership of the Warrants is excluded.

1	NAME OF REPORTING PERSONS Lind Global Macro Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [x]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Washington
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 5,031,200(1)
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,031,200(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,031,200(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%(1)
14	TYPE OF REPORTING PERSON PN
(1) The reporting person owns 1,117,100 Warrants which are freely exercisable, but, due to provisions limiting the holder’s ability to exercise the Warrants if such exercise would cause the holder to beneficially own greater than 9.99% of the Company, the reporting person’s beneficial ownership of the Warrants is excluded.

1	NAME OF REPORTING PERSONS Lind Global Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [x]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Washington
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 5,031,200(1)
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,031,200(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,031,200(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%(1)
14	TYPE OF REPORTING PERSON PN
(1) The reporting person owns 1,117,100 Warrants which are freely exercisable, but, due to provisions limiting the holder’s ability to exercise the Warrants if such exercise would cause the holder to beneficially own greater than 9.99% of the Company, the reporting person’s beneficial ownership of the Warrants is excluded.

1	NAME OF REPORTING PERSONS Jeff Easton
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [x]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 9,599,250(1)
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,599,250(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,599,250(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.1%(1)
14	TYPE OF REPORTING PERSON IN
(1) The reporting person owns 1,731,351 Warrants which are freely exercisable, but, due to provisions limiting the holder’s ability to exercise the Warrants if such exercise would cause the holder to beneficially own greater than 9.99% of the Company, the reporting person’s beneficial ownership of the Warrants is excluded.

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (the “Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.
Item 3.  Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The total amount of funds used by the Reporting Persons to make all purchases of Shares beneficially owned by the Reporting Persons, as reported in Item 5(a,b) was approximately $12,088,554. The source of funds for purchases of Shares by each of the Reporting Persons is the working capital of the applicable Fund.
Item 5.  Interest in Securities of the Issuer
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:
(a)            The aggregate percentage of Shares reported owned by each person named herein is based upon 59,480,132 Shares outstanding as of February 23, 2023, which is the total number of Shares outstanding as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 23, 2023.
As of the close of business on the date hereof, the Global Fund individually beneficially owned 4,568,050 Shares, constituting approximately 7.7% of all of the outstanding Shares.
As of the close of business on the date hereof, the Macro Fund individually beneficially owned 5,031,200 Shares, constituting approximately 8.5% of all of the outstanding Shares.
By virtue of its relationship with each of the Global Fund discussed in further detail in Item 2, Global Partners II may be deemed to be the beneficial owner of the 4,568,050 Shares beneficially owned by the Global Fund, constituting approximately 7.7% of all of the outstanding Shares.
By virtue of its relationship with each of the Macro Fund discussed in further detail in Item 2, Global Partners I may be deemed to be the beneficial owner of the 5,031,200 Shares beneficially owned by the Macro Fund, constituting approximately 8.5% of all of the outstanding Shares.
By virtue of his relationship with the General Partners discussed in further detail in Item 2, Mr. Easton may be deemed to be the beneficial owner of the 9,599,250 Shares beneficially owned by the General Partners, constituting approximately 16.1% of all of the outstanding Shares.
The Reporting Persons, in the aggregate, beneficially own 9,599,250 Shares, constituting approximately 16.1% of the outstanding Shares.
(b)            The Global Fund, Global Partners II and Mr. Easton have shared power (i) to vote or direct the vote of, and (ii) to dispose or direct the disposition of, the 4,568,050 Shares held by the Global Fund.
The Macro Fund, Global Partners I and Mr. Easton have shared power (i) to vote or direct the vote of, and (ii) to dispose or direct the disposition of, the 5,031,200 Shares held by the Macro Fund.
(c)  During the past sixty (60) days, the Reporting Persons have not entered into any transactions in the Shares except as set forth on Schedule 1 hereto.
(d) No Person other than the Reporting Persons has the right to receive or the power to direct the receipt of distributions or dividends from, or the proceeds from the transfer of, the reported securities.

(e) Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in the Statement is true, complete and correct.

Dated: March 9, 2023

LIND GLOBAL MACRO FUND, LP By: Lind Global Partners LLC, its General Partner

By:	/s/ Jeff Easton
Jeff Easton, Managing Member

LIND GLOBAL PARTNERS LLC

By:	/s/ Jeff Easton
Jeff Easton, Managing Member

LIND GLOBAL FUND II LP By: Lind Global Partners II LLC, its General Partner

By:	/s/ Jeff Easton
Jeff Easton, Managing Member

LIND GLOBAL PARTNERS II LLC

By:	/s/ Jeff Easton
Jeff Easton, Managing Member

By:	/s/ Jeff Easton
Jeff Easton, Managing Member

SCHEDULE 1
Transactions in the Ordinary Shares of the Issuer by Reporting Persons During the Past 60 Days
Date	Buy/Sell	Security	Approximate Price Per Share[1]	Amount of Shares Bought/(Sold)
Lind Global Macro Fund LP
01/09/2023	BUY	Ordinary Shares	$0.7860	12,831
03/06/2023	BUY	Ordinary Shares	$0.7916	51,049
03/07/2023	BUY	Ordinary Shares	$0.8000	67,567
Lind Global Fund II LP
01/09/2023	BUY	Ordinary Shares	$0.7860	12,830
03/06/2023	BUY	Ordinary Shares	$0.7916	51,049
03/07/2023	BUY	Ordinary Shares	$0.8000	67,568

1 Excluding any brokerage fees.